Press Release from the Atlas Copco Group

For further information please contact:
Björn Rosengren, Business Area President, Construction and Mining Technique
+46 (0)8 743 8314 or +46 (0)70 417 8502
Daniel Frykholm, Media Relations Manager
+46 (0)8 743 8060 or +46 (0)70 865 8060

Atlas Copco closes acquisition of Dynapac

Stockholm, Sweden, May 31, 2007: Atlas Copco AB today completed the purchase of Dynapac AB, a leading supplier of compaction and paving equipment for the road construction market.

The agreement with Altor Equity Partners to acquire Dynapac was first announced on Feb. 5 and has now received approval from all relevant authorities.

Dynapac, which had sales in 2006 of approximately BSEK 4.6 (MEUR 505) and 2 100 employees, will operate as a separate division, Atlas Copco Road Construction Equipment, within the Construction and Mining Technique business area.

Claes Ahrengart has been appointed President of the newly formed division and will begin in his new position immediately. He has previously been President of Atlas Copco's Construction Tools division. Dynapac's former CEO, Ronald Kok, will be a board member of the Road Construction Equipment division.

The acquisition of Dynapac, which has production sites in six countries and sales in over 115 countries, will give Atlas Copco additional products and sales channels to grow in the expanding road construction market, particularly in nations such as China and India.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Atlas Copco's Construction and Mining Technique business area develops, manufactures, markets and services rock drilling tools, construction and demolition tools, drill rigs and equipment. It innovates for superior productivity in for surface and underground rock excavation, exploration drilling, rock reinforcement, ground engineering, water well, oil and gas drilling worldwide. The business area has its principal product development and main manufacturing units in Sweden and the United States. More information is available on www.atlascopco.com.